October 24, 2005

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

United States Securities and

    Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549-3651

Re:	Boardwalk Pipeline Partners, LP
Amendment No. 2 to Registration Statement on Form S-1
Filed on October 12, 2005
File No. 333-127578

Dear Mr. Owings:

On behalf of Boardwalk Pipeline Partners, LP (the “Registrant”), we are filing Amendment No. 3 to the above referenced registration statement (the “Registration Statement”).

In this letter, we set forth the responses of the Registrant to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 21, 2005 (the “Comment Letter”), with respect to Amendment No. 2 to the above captioned filing. For your convenience, we have repeated in bold type the comments and requests for additional information as set forth in the Comment Letter. The Registrant’s response to each comment or request is set forth immediately below the text of the applicable comment or request.

Information provided in this letter on behalf of the Registrant and its executive officers, directors and controlling persons has been provided to us by the Registrant.

Front Cover Page of Prospectus

1.	We note you list the names of the 12 underwriters on your cover page. Please revise to include only the names of the lead underwriters or managing underwriters. Refer to Item 501(b)(8)(i) of Regulation S-K.

Response: The Registrant has revised the Registration Statement accordingly. Please see the Front Cover Page of the Prospectus and the Back Cover Page of the Prospectus.

Assumptions and Considerations, page 53

2.	We note your response to comment 6 of our letter dated October 6, 2005. Please revise to include all items expected to contribute to your estimated Adjusted EBITDA for the 12 months ending June 30, 2006 relative to Adjusted Pro-forma EBITDA for the 12 months ending December 31, 2004 and June 30, 2005. In this regard, you should quantify those assumptions with respect to their direct impact to Adjusted EBITDA rather than individual line items. For example, quantify the expected impact to your Adjusted EBITDA related to revenue for services provided under firm transportation and storage agreements. You may aggregate individually insignificant items but we believe that the total of all highlighted items should be presented to explain the total change to your estimated Adjusted EBITDA expected over this period. Where applicable, please indicate where your assumptions related to certain portions of your business will contribute to your Estimated Adjusted EBITDA for the twelve months ending June 30, 2006 at or near the historical amounts reflected in the Adjusted Pro-forma EBITDA for the twelve months ending June 30, 2005 and December 31, 2004. We would expect to be able to reconcile such quantified assumptions to your Estimated Adjusted EBITDA of $257.1 million for the twelve months ending June 30, 2006.

Response: The Registrant has revised the Registration Statement accordingly. Please see the revised disclosure beginning on page 54.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 71

Results of Operations, page 77

3.	We note your response to comment 8 in our letter dated October 6, 2005. For each period, please revise to include the percentage changes for each component of revenues and expenses.

Response: The Registrant has revised the Registration Statement accordingly. Please see the revised disclosure beginning on page 81.

Legal Proceedings, page 104

Hurricane Katrina Related Class Action, page 105

4.	Please clarify your disclosure on page 105 to state, if so, that management does not believe it is probable that a liability had been incurred as of the date of the financial statements and/or the amount of loss cannot be reasonably estimated. See SFAS 5, paragraphs 8-10.

Response: The Registrant has revised the Registration Statement accordingly. Please see page 108.

In addition, in response to oral comments received from the Staff, the Registrant has revised the disclosure on pages 45 and 46.

Please direct any questions that you have with respect to the foregoing or with respect to the amended Registration Statement to Michael Swidler at (212) 237-0020, Ashley Geller at (212) 237-0281 or Ramey Layne at (212) 237-0135.

Very truly yours,

Vinson & Elkins L.L.P.

By: /s/ Michael Swidler

            Michael Swidler

cc:	PeggyKim (Securities and Exchange Commission)
John Cannarella (Securities and Exchange Commission)
William Choi (Securities and Exchange Commission)
David Mittelman (Securities and Exchange Commission)
William J. Cooper (Underwriter’s counsel)
W. Douglas Field (Issuer)